Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

June 9, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention	: Jan Woo

Jeffrey Kauten

Kathleen Collins

Joyce Sweeney

Re: JFrog Ltd.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted March 27, 2020

CIK No. 0001800667

Ladies and Gentlemen:

On behalf of our client, JFrog Ltd. (“JFrog” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated April 13, 2020, relating to the above-referenced Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). We will submit a revised draft of the Registration Statement (“Amendment No. 2”) via EDGAR at a future date. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. All page references herein are references to Amendment No. 1 to the Registration Statement submitted on March 27, 2020.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

We note your response to prior comment 2. Please disclose the extent to which the customers identified in the prospectus summary collectively constituted a material portion of your revenue for the year ended December 31, 2019.

In response to the Staff’s comment and as discussed with the Staff, the Company advises the Staff that the customers identified in the Registration Statement reflecting Fortune 500 organizations collectively constituted a material portion of the Company’s revenue for the year ended December 31, 2019. The Company further advises the Staff that no single customer referenced in the Registration Statement constituted more than 2% of the Company’s revenue for the year ended December 31, 2019.

AUSTIN     BEIJING     BOSTON     BRUSSELS     HONG KONG     LONDON     LOS ANGELES     NEW YORK     PALO ALTO

SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC     WILMINGTON, DE

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June 9, 2020

In response to the Staff’s comment, the Company advises the Staff that it will revise the disclosure on pages 6 and 95 of the Registration Statement to clarify that the Company’s 10 largest customers represented approximately 8% of its total revenue for the year ended December 31, 2019 and no single customer accounted for more than 2% of its total revenue for the year ended December 31, 2019, as set forth in the following paragraph.

“We have demonstrated a differentiated ability to retain customers, expand existing customer usage, and cross-sell a broader set of products and features within an organization. Our net dollar retention rate of 142% for the year ended December 31, 2019 highlights the increasing value of our products to our customer base. To date, we have not deployed an outbound sales force, relying on our self-service and inbound sales model. Moving forward, we are building a small, high-touch strategic sales team to identify new use cases and drive expansion and standardization on JFrog within our largest customers. Our 10 largest customers represented approximately 8% of our total revenue for the year ended December 31, 2019 and no single customer accounted for more than 2% of our total revenue for the year ended December 31, 2019.”

Summary Consolidated Financial Data, page 11

2.

We note the various revisions made in response to prior comment 1. Please further revise to include operating cash flow information in your Summary Consolidated Financial Data table to avoid placing undue prominence to the non-GAAP measure of free cash flow. Similar revisions should be made to your Selected Consolidated Financial Data table. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company advises the Staff that it will revise the disclosure on pages 11 and 60 of the Registration Statement to include operating cash flow information in its Summary Consolidated Financial Data table and Selected Consolidated Financial Data table.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Components of Results of Operations

Revenue, page 69

3.

In response to prior comment 8 you state that customers typically consume substantially all of their contractual minimum usage commitment by the end of their contract period. Please clarify for us whether there is general consistency in the pattern of revenue recognition throughout the contract period for these arrangements. Describe the frequency with which customers exceed the minimum commitment prior to the end of contract period and tell us what, if any, impact this may have on your results of operations in any given period.

The Company respectfully advises the Staff that usage patterns by its SaaS customers, including those with minimum usage commitments, are not necessarily consistent over the contract period. A customer’s usage pattern may be impacted by the timing and size of their projects, adoption pace within their organizations, and other related customer-specific factors. In addition, as described on page 20 of the Registration Statement, the Company has historically experienced seasonality in usage patterns by users of its SaaS subscriptions. The Company typically experiences reduced usage by its customers during holiday periods, particularly at the end of the fourth quarter. As revenue from its SaaS subscriptions is recognized based upon usage, the changes in usage patterns may negatively affect revenues from the Company’s SaaS subscriptions and its results of operations.

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June 9, 2020

The Company supplementally advises the Staff that historically, in substantially all arrangements in which the Company’s customers consumed their contractual minimum commitment prior to the end of the contract period, customers continued to use the products until the end of the contract period and were subsequently billed for the excess usage on a monthly basis. In the event customers exceed their minimum commitment, the economic terms for additional usage are the same as for the minimum commitment. Therefore, the Company’s results of operations in any given period from arrangements in which customers exceed the minimum commitment prior to the end of the contract period are impacted by the customer’s usage patterns.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

4.

We note your response to prior comment 10. Please describe for us the nature of the services provided with your technical support and whether such services vary by product. Also, expand your disclosure in the forepart of your document to include a more comprehensive discussion of such services. Lastly, tell us the percentage of arrangements that include technical support services.

The Company respectfully advises the Staff that the technical support services provided by the Company include extensive engineering-level support designed to directly support software developers and IT operators, ensuring those individuals who use the Company’s products are set up to maximize the utilization of the functionality of the Company’s products. The Company’s customer support team is differentiated by the number of team members who have engineering backgrounds, which allows the Company’s customers to have consistent access to individuals with intimate technical knowledge of the Company’s products and of the different technologies and protocols with which they integrate. The Company’s technical support is a 24/7 service with short response time.

The technical support services provided for various subscriptions are the same in nature and primarily include the following:

•	issue diagnosis and root cause identification; and

•	bug isolation and software fix delivery.

For the year ended December 31, 2019, revenues from subscriptions including technical support services amounted to 85% of the Company’s total revenues.

In response to the Staff comment, the Company advises the Staff that it will expand the disclosure on pages 5 and 94 of the Registration Statement to include a more comprehensive discussion regarding the technical support services offered by the Company, as set forth in the following paragraph.

“Our customer support personnel provide extensive engineering-level support directly to software developers and IT operators, ensuring those individuals who use our products are set up to succeed. Our customer support team is differentiated by the number

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June 9, 2020

of team members who have engineering backgrounds, which allows our customers to have consistent access to individuals with intimate technical knowledge of our products and of the different technologies and protocols with which they integrate. Our technical support offerings primarily include issue diagnosis and root cause identification, as well as bug isolation and software fix delivery.”

Note 10. Income Taxes , page F-29

5.

We note you present the line item “Preferred enterprise and foreign tax rate differential” in your tax rate reconciliation. Please tell us the individual impact of Preferred enterprise status and the foreign tax rate differential on your tax expense and rate reconciliation for each period presented and present these as separate line items on your reconciliation, as applicable. Refer to Rule 4-08(h)(2) of Regulation S-X and ASC 740¬10-50-12.

The Company advises the Staff that the individual impact of Preferred enterprise and the foreign tax rate differential on its tax expense and the rate reconciliation is as follows:

	Year ended December 31, 2018		Year ended December 31, 2019

	Tax	Rate	Tax	Rate

	(in thousands, except percentages)

Preferred enterprise	$2,884	(11)%	$548	(15)%

Foreign tax rate differentials	$(353)	1%	$(75)	2%
Total	$2,530	(10)%	$473	(13)%

In response to the Staff’s comment, the Company advises the Staff that it will revise the disclosure on page F-31 of the Registration Statement to present Preferred enterprise and foreign tax rate differential as separate line items.

General

6.

It appears that the Company may meet the definition of an Investment Company under the 40% test outlined in Section 3(a)(1)(C) of the Investment Company Act of 1940. Please provide an analysis as to why the Company should not be considered an Investment Company under Section 3.

The Company respectfully advises the Staff that it is not an investment company under Section 3(a) of the Investment Company Act of 1940 (the “1940 Act”) because it is in substantial compliance with the requirements of Rule 3a-8 under the 1940 Act, which excepts research and development companies that meet its terms from the definitions of an investment company in Section 3(a)(1)(A) and Section 3(a)(1)(C).1 Below, we discuss the Company’s compliance with the requirements of Rule 3a-8.

1 As discussed in more detail below, the Company is also not a face-amount certificate company for purposes of Section 3(a)(1)(B).

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June 9, 2020

Research and Development Expenses. Rule 3a-8(a)(1) requires that a company’s research and development (“R&D”) expenses, for the last four fiscal quarters combined, are a substantial percentage of its total expenses for the same period. The Staff has indicated that 20% will generally be considered a sufficiently “substantial” percentage for a company’s R&D expenses relative to its total expenses where a company otherwise meets the requirements of Rule 3a-8.2 The Company’s R&D expenses for FY 2019 were approximately $27.9 million, and total expenses (including cost of revenue) for the same period were approximately $111.6 million.3 This means R&D expenses were just over 25% of total expenses, higher than the 20% threshold described in the Staff’s guidance.

Net Income from Investments in Securities. Rule 3a-8(a)(2) requires that a company’s net income derived from investments in securities, for the last four fiscal quarters combined, does not exceed twice the amount of its R&D expenses for the same period.4 The Company’s net income derived from investments in securities for FY 2019 was approximately $3.2 million. Thus, the ratio of income from securities to R&D expenses was less than 1:10, far less than twice the amount of R&D expenses (which would be approximately $55.8 million).

Expenses for Investment Advisory Activities. Rule 3a-8(a)(3) requires that a company’s expenses for investment advisory and management activities, investment research and custody, for the last four fiscal quarters combined, do not exceed 5% of its total expenses for the same period. The Company’s expenses for these activities for FY 2019 were less than $100,000, or approximately 0.1% of total expenses for the same period, which is less than 5% (which would be approximately $5.6 million).

Capital Preservation Instruments. Rule 3a-8(a)(4) requires that a company’s investments in securities are capital preservation investments, except for certain exceptions not relevant here. Under Rule 3a-8(b)(4), “capital preservation investments” are investments made to conserve capital and liquidity until funds are used in a company’s primary business or businesses. In adopting Rule 3a-8, the SEC intentionally declined to identify particular investments as capital preservation investments or specific investment characteristics that would cause an investment to be a capital preservation investment, but in general stated that these investments must (A) be “liquid so that they can be readily sold to support the R&D company’s research and development activities as necessary”; (B) present limited credit risk; and

2 Cooley Godward & Kronish, SEC Staff No-Action Letter (July 12, 2007); Applied Materials, Inc., Investment Company Act Rel. No. 27064 (Sept. 13, 2005) (application for exemptive order).

3 All financial figures provided here were calculated on a consolidated basis with the Company’s subsidiaries, all of which are wholly-owned, as required by Rule 3a-8(b)(2), and all values are calculated in accordance with Section 2(a)(41)(A) of the 1940 Act, as required by Rule 3a-8(b)(1).

4 Rule 3a-8(b)(7) defines “investments in securities” as all securities other than securities issued by majority-owned subsidiaries and companies controlled primarily by the issuer that conduct similar types of businesses, through which the issuer is engaged primarily in a business other than that of investing, reinvesting, owning, or trading in securities.

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(C) not be speculative.5 Although the SEC and the Staff have not provided significant guidance on the instruments that meet these criteria, under an exemptive order to ICOS Corporation – on which Rule 3a-8 is partially modelled6 – the SEC has stated that “a company generally would meet [the requirement that a company invests in securities in a manner consistent with capital preservation] only if substantially all of its securities … present limited credit risk. Significant investments in equity or speculative debt would indicate that the company is acting as an investment company rather than preserving its capital for research and development.”7

As of December 31, 2019, the Company’s investments in securities were all capital preservation investments consistent with these guidelines, because the Company’s investments consisted of the following (as described in greater detail on page F-20 of the Registration Statement):

•	bank deposits;

•	certificates of deposit (“CDs”);

•	money market funds;

•	commercial paper;

•	municipal securities;

•	corporate debt securities; and

•	U.S. and non-U.S. government and agency debt.

This portfolio is highly liquid, presents little credit risk, and is not speculative. On liquidity, the average maturity of the portfolio was approximately five months, and the maximum maturity was 12 months. Further, the Company may sell its securities at any time for use in current operations even if they have not reached maturity. The Company has represented that this liquidity is more than sufficient to cover its R&D activities. In addition, the Company’s portfolio is entirely made up of instruments that entail limited credit risk and are not speculative. The Company does not hold any equity securities (other

5 See SEC, Certain Research and Development Companies, Investment Company Act Release No. 26077, 68 Fed. Reg. 37046, 37048 (June 20, 2003).

6 SEC, Certain Research and Development Companies, Investment Company Act Release No. 19566, 58 Fed. Reg. 38095, 38095 (July 8, 1993) (“Rule 3a-8 is intended to codify the terms of a Commission order under section 3(b)(2) for ICOS Corporation, a biotechnology company.”).

7 ICOS Corporation, SEC Release No. IC-19334 (Mar. 16, 1993) (exemptive order). Separately, but consistent with this analysis, the SEC and the Staff have described certain types of instruments, including money market funds, bank demand and time deposits, government securities, commercial paper and other high-quality debt obligations, as “high-quality fixed-income instruments with liquidity and maturity profiles” – that is, capital preservation-type instruments – where those instruments supported a company’s ability to meet its commercial obligations. Accor Services, SEC Staff No-Action Letter (June 7, 2010); see also Exact Sciences Corporation, Investment Company Act Release No. 33228 (Sept. 14, 2018) (notice of application for an exemptive order that describes “short-term investment grade and liquid fixed income and money market instruments that earn competitive market returns and provide a low level of credit risk” as capital preservation instruments).

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June 9, 2020

than equity in majority-owned subsidiaries), and the corporate bonds and commercial paper it holds have an average rating of AA-. The Company’s other investments, including its interests in U.S. federal government-backed securities, money market funds, CDs, municipal securities, and sovereign and Canadian government debt are also low-risk investments.

Holding Out/Special Situation Company. Section 3a-8(b)(5) requires that a company does not hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, and it is not a “special situation investment company.”

Holding Out. As discussed in more detail below, the Company holds itself out as being engaged primarily in the business of providing a leading Continuous Software Release Management (“CSRM”) platform that enables organizations to continuously deliver software updates across any system. It does not hold itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities. Among other things, the Company does not hold out any of its investments as related to or driving any returns investors in the Company might enjoy; highlight those investments on its website or other communications with investors or customers or in offering or other documents; or present its employees, officers, or directors as being primarily engaged in managing its investments.

Special Situation Investment Company. The SEC has stated that “[special situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.”8 The Company does not and has not acquired or otherwise secured control of any other company to profit on the future sale of that company. Although the Company has acquired other companies, those acquisitions have only been in connection with its primary business described above. For example, in February 2019, the Company acquired 100% of the shares of Shippable Inc., a privately held cloud-based continuous integration and delivery platform whose services are complementary to the Company’s. Based on these activities, the Company is not a special situation investment company.

Conducting Business. Section 3a-8(b)(6) requires that a company hold itself out as being primarily engaged, directly, through majority-owned subsidiaries, or through companies that it controls primarily, in a business or businesses other than that of investing, reinvesting, owning, holding or trading in securities, as evidenced by the activities of its officers, directors, and employees; its public representations of policy; its historical development; and an appropriate resolution of its board of directors, which resolution or action has been recorded contemporaneously in its minute books or comparable documents.

Together with its subsidiaries (all of which are wholly-owned), the Company holds itself out as being engaged primarily in the business of providing a leading CSRM platform that enables organizations to continuously deliver software updates across any system, as evidenced by the following:

•

The activities of the Company and its subsidiaries’ officers, directors, and employees involve managing the business of providing a leading CSRM platform that enables organizations to continuously deliver software updates across any system – and not in investing, reinvesting, owning, holding, or trading in securities. All the Company’s and its subsidiaries’ officers, directors, and employees devote their time to activities related to its operating business,

8 SEC, Certain Prima Facie Investment Companies, 44 Fed. Reg. 66608, 66610 at n. 20 (Nov. 20, 1979).

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June 9, 2020

including by developing, marketing, and selling the Company’s products, and providing support to its employees conducting these activities. Only the Company’s Chief Financial Officer and Treasurer spend time on activities related to investments held by the Company for capital management purposes, and the Company estimates that the time they spend on these activities is typically negligible.

•

The Company’s and its subsidiaries’ public representations of policies involve holding the Company out as providing a leading CSRM platform that enables organizations to continuously deliver software updates across any system. This is true of the Company’s website (including its corporate blog), its marketing and other communications with users of its products, as well as communications with its investors.

•

The Company’s historical development since its founding in 2008 has always involved activities related to providing a leading CSRM platform that enables organizations to continuously deliver software updates across any system. Among other things, the Company’s activities have involved developing the technology underlying its products; pursuing and obtaining related patents; and marketing its products. Based on these activities, approximately 5,600 organizations, including high-profile financial services, technology and retail organizations, have adopted the Company’s technologies. At no time has the Company presented itself as engaging in, or engaged in, any other business.

•

Resolution. The Company has not yet adopted a resolution indicating that it is primarily engaged in a business other than investing, reinvesting, owning, holding, or trading in securities, but the Company intends to do so at its July 2020 Board of Directors meeting. We do not believe the current lack of a resolution means the Company is an investment company for purposes of Section 3(a), because the Company otherwise is not and does not hold itself out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities for purposes of Section 3(a)(1)(A), and the Company does not engage or propose to engage in the business of investing, reinvesting, owning, holding or trading in securities for purposes of Section 3(a)(1)(C).

Investment Policy. Rule 3a-8(a)(7) requires that a company’s board of directors adopt a written investment policy with respect to the company’s capital preservation investments. The SEC has stated that the purpose of the policy is to assure that the company’s funds are invested consistent with the goals of capital preservation and liquidity, and to enhance the company’s ability to monitor its compliance with Rule 3a-8.9

The Company’s Board of Directors has adopted a written investment policy with respect to the Company’s capital preservation investments. That policy is designed to ensure that the Company’s funds are invested consistent with the goals of capital preservation and liquidity and to provide for the Company to monitor its compliance with the requirements of Rule 3a-8 that relate to the Company’s investments in securities. Among other provisions, the investment policy limits the Company’s investments to treasuries and other federal government-backed securities, FDIC-insured CDs, time deposits, highly liquid money market funds, sovereign and supranational securities, taxable municipal securities, and commercial paper and corporate bonds that carry high credit ratings; provides that the maximum remaining maturity of

9 Certain Research and Development Companies, 68 Fed. Reg. at 37048, n.3 and surrounding text.

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individual securities may not exceed 12 months; and limits investments in individual issuers to no more than 5% of the investment portfolio (unless the investment is in U.S. federal government-backed securities (20% limit) or time deposits (10% limit)). The investment policy also provides that the Treasurer will provide monthly and quarterly investment reports to the Chief Financial Officer that will contain, among other things, compliance checks, statistics about the investment portfolio, average investment portfolio maturity, and rate of return.

The Company believes it is currently fully compliant with the terms of the investment policy based on its most recent monthly check in April 2020.

Face-Amount Certificates. Finally, a company that relies on Rule 3a-8 cannot be engaged, or propose to engage, in the business of issuing face-amount certificates of the installment type under Section 3(a)(1)(B) of the 1940 Act. A “face-amount certificate of the installment type” means any certificate, investment contract or other security that represents an obligation on the part of its issuer to pay a stated or determinable sum or sums at a fixed or determinable date or dates more than 24 months after the date of issuance, in consideration of the payment of periodic installments of a stated or determinable amount. The Company is not engaged, nor does it propose to engage, in the business of issuing face-amount certificates of the installment type. The Company has never been engaged in such a business and does not have any such certificates outstanding.

Conclusion. For the reasons described above, the Company respectfully advises the Staff that it is not an investment company under Section 3(a) of the 1940 Act.

*****

Please direct any questions regarding the Company’s responses or the Registration Statement to me at (650) 565-3765 or aspinner@wsgr.com, or my colleague, Jeffrey D. Saper, at (650) 320-4626 or jsaper@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH &ROSATI Professional Corporation

/s/ Allison B. Spinner
Allison B. Spinner

cc:	Shlomi Ben Haim, JFrog Ltd.
Jacob Shulman, JFrog Ltd.
Eyal Ben David, JFrog Ltd.

Jeffrey J. Saper, Wilson Sonsini Goodrich & Rosati, P.C.
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Securities and Exchange Commission

June 9, 2020

Mark V. Roeder, Latham & Watkins LLP

Brian D. Paulson, Latham & Watkins LLP

Joshua G. Kiernan, Latham & Watkins LLP